Invest in evrmore

🥇 1st Mover Digital Wellness App Using Emotion AI for Underserved Youth



Ⓕ Ⓞ **EVRMORE.IO** NEW YORK NY

Software Technology Social Social Impact
Health and Fitness

 **ABOUT**   **UPDATES**⁰   **REVIEWS**²   **ASK A QUESTION**⁰

Why you may want to invest in us...

1 📈 30k users + continuous traction with a 583% user growth per month

2 🏅 Headstream Accelerator 2020 Finalist with support from Melinda Gates' Pivotal Ventures

3 🔏 6-8 B2B customer contract intents from health and education worth $600k

4 💰 $8 trillion market for augmented health and social learning

5 🤓 Advisory team from Inc. 5000 voice technology and patient research companies

6 🏆 Defensible positioning with 2x provisional IPs for Empathy AI owned by evrmore

7 💝 Social tech backlashes + COVID aftermaths will continue to demand for digital wellness

Why investors ❤️ us

WE'VE RAISED $15,000 SINCE OUR FOUNDING

Our team



Ivy Mahscio
Founder + CEO

A champion for human potential with a 20+ year category-defining product management portfolio that includes GE, J&J, Microsoft, and Nike. Evrmore is a culmination of her expertise domains to address the trauma and despair

being compounded at scale.





Fabio Gratton
Advisor - Voice Technology

Fabio runs Alchemy Factory, a digital health & tech incubator that led to a series of successful ventures, including a life-saving game, a crowdsourced clinical trial recruitment service, and a disruptive speech emotion health research platform.





Pamela Pavliscak
Advisor - Behavioral Health

Pamela's work has been featured in the New York Times, NPR, LA Times, and the CBC. She currently teaches at Pratt Institute in NYC and she has been a guest lecturer at Stanford d.school, Parsons, and ASU's Center for Science and the Imagination.



In the news



IBM thinkLeaders: Can we teach algorithms to understand human emotions? Convo w/ Evermind's Ivy Mahsciao on Apple Podcasts

Can we teach algorithms to understand human emotions? Are humans okay with being vulnerable toward an AI agent? How can biofeedback help us to be caring, empathetic, and aware individuals? In this episode

October 7, 2020 @ podcasts.apple.com

SEE MORE

Downloads

📄 Evrmore Investor Deck - Wefunder.pdf

Finally, a social+mentor network for human potential, not social dilemma!

What social media platforms have been taking away from us.

For 13 to 25-yr old transitional age young people (and some of us adults, too!), it's been the #1 contributing factor to rising cases of mental health issues and suicides.

We fall prey to unhealthy ways of looking at the world and how we look at ourselves. It's been exacerbating body-image issues, bullying, and seeming natural things like worry-spirals that we all experience from time to time.





Girls Age 10-14
+189%
Since 2009
current social platforms are not geared towards
quality of life and wellness at scale and
don't provide young people with the care and connections they need
The Social Dilemma - Documentary 2020

Heavy use of text-based and video platforms have been hijacking our life stories.

We lose tone, meaning, and what truly matters in human communication— our voice. At a time when trauma and despair are compounded, we have the technology to address them at scale.



SOLUTION: An app that uses the latest AI to achieve empathy in caring for YOUNG PEOLE (13-25) & FOR SCHOOLS

THE ONLY VOICE TOOL IN THE MARKET TODAY THAT'S ACTUALLY A GREAT (AND EMPATHETIC) LISTENER!





evrCast
Time Capsules
Last Week
This Week
MOODS
THEMES
New Time Capsules
Social Relatedness

A smart journal you talk to that helps you
make important self-discoveries
form interest-based connections
stay on track across all life stages
Fastest & Most Accurate Speech Recognition
+
Emotion Calibration Using Machine Learning
powered by Empathy AI®

Save voice recordings of your thoughts, daydreams, goals, and

Save Voice recordings of your thoughts, daydreams, goals, and anything on your mind!

This is crucial for young people, especially during this unprecedented time we're experiencing in 2020. Evrmore delivers social and emotional development and support that integrates seamlessly in virtual learning environments and everyday wellness, with practical tools that are trauma-informed and provides the psychological safety that's been missing in social technologies, for far too long.

By integrating our senses, memories, and experiences into a cohesive story that turns into a vision for what we want to become. It's the most powerful technology that's practical, repeatable, and sociable.



Because having the right mindset at the right moment can define who we might become.

The smart journal lets young people have a consistent outlet for creative and safe self-discovery, and the personal social audio platform they deserve to tell their stories.



Key components of evrmore

1. Smart Voice Journal – Record a fleeting thought, a memorable interaction, or reflect at the end of the day in your own voice and own agenda – No chatbots to hijack your thoughts and make you think down a straight line of IFTTT. Keep all your thoughts private, or share as you like in your own **evrCast channel**. 📓

2. Individualized Feedback – It's a GPS for your emotions and thoughts that helps you navigate emotional encounters and unhelpful thought patterns. 💬

3. Mentor Access & Game Dynamics – Go on quests and set visions to access interest-based mentors and tap into your unique perspectives that keep you on track to your personal mastery. 🥇



Time Capsules
The Perceptive Altruist
Quests
Meet Your Archetype
I'm more into the deeper meanings behind things. I like diving into every experience and then reflect till I see things fully.
always
sometimes
never
Time Capsules
everything by mood

🚀 We're growing our user base that's scalable and consistent @ 583% just the past month!

Our target market is hyper-responsive because evrmore fills a void.

For every .75 cents we get a signup @ 10x and demo requests that we hope will lead to a $3 million B2B pipeline in the first 12 months.

*these are forward-looking projections and are not guaranteed



ACQUISITION STRATEGIES – YEAR 1
CAC <$1.00/user
Consistent and scalable growth via social marketing and partnerships
D2C
Per user MRR $10 / month
B2B2C (edu)
Per contract YRR $100k / year
Weekly user growth
+572.6%
User retention
97.3%
Your +1 or fam
Subscription Multipliers
- INVITE A FRIEND AT SIGNUP
- FAMILY PLANS
District onboarding
Network Effect
- FACULTY & MENTOR INCENTIVES
- CORPORATE PARTNERSHIPS
$6 million
$3 million
every .75 cents leads to
$10 user sign-up
3 demo requests
Key Drivers Instagram + FB
AWS EdStart Partnership

We're raising $250k on Wefunder so we can hit important milestones based on our current growth.

📱 launch iOS app and Alexa skill (Amazon)

💪🏽 increase business development to expand into B2B markets
🏫 onboard and integrate with more schools



THE TEAM – A POTENT MIX OF DIGITAL HEALTH, PSYCHOLOGY, PRODUCT + EQUITY
ADVISOR
Fabio Gratton
Voice Technology
Life Sciences Innovator & Leader
CEO of Inc. 5000 Companies in Patient Research + Engagement
ADVISOR
Ali Mostashari, PhD
Growth & Strategy
World Economic Forum & UNDP
CEO of Lifenome
Systems + Programmatic Development
FOUNDER
Ivy Mahsciao
CEO
Product Management
MIT System Dynamics
Learning Sciences
& Digital Psychology
ADVISOR
Dr. Miles Neale, PhD
Psychotherapy
Weill Cornell Medical College Faculty Member
Trauma-Informed Psychotherapy
ADVISOR
Pamela Pavliscak
Behavioral Research
Author, Keynote Speaker
Pratt Institute Professor
Behavioral + Affective Health
evrmore
Because we're not a passive receiver of sensory inputs – but an active constructor of our action & human potential

HELP US HELP YOUNG PEOPLE THRIVE!



PARENTS-APPROVED
Maximize Learning & Empower Independence
I'm thinking along with tuition, I need to know how well my kid will use the opportunity. How well have I taught her to be mature, independent, open to new experiences, able to make good decisions and be aware of the her new surroundings?
Dad of High School Daughter
I wish this was available before FB/Snapchat/all the platforms that have been silencing their real needs.
Parents
I love how I can stress less about myself by just talking stuff out in the app!
17/yr-old user



evrmore
We're here to help young people
turn adversity into resiliency
using Empathy AI™
a smart companion
that helps everyone build core values and a path forward
I love talking about my day but smart speakers are poor listeners! - Fans of evrmore
30k USERS
583% user growth per month
1st MOVER ADVANTAGE
using emotion AI
for underserved youth
2020 HEADSTREAM
Accelerator Finalist
with support from Melinda Gates' Pivotal Ventures
Pamela Pavliscak
Author of Emotionally Intelligent Design - O'Reilly
Pratt
Evrmore is a compelling, intuitive experience for young people to understand themselves and bring compassion to others in a particularly anxious time.



Big Opportunity in Growth Markets
$8T psychometrics for education & wellness
Strong and Agile Team
Deep market/tech/execution experience
Technology Advantage
2 provisional patents in-progress



$2,724,000+
of monetary benefit per adolescent

Made with 💜 in NYC

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We build solutions that address the digital behaviors, interactions, and experiences of adolescents, especially those who might be going through the most challenging time in their lives, such as the current pandemic, immigration trauma, grief, separation, and other difficult transitions.

Where will your company be in 5 years? ⌄

We hope Evrmore will integrate with major education ecosystems as a new standard for lifelong mastery-based metrics, and become a top global governance body of EHR with psycho-behavioral-social metrics previously uncharted yet desired by all sectors. We hope that our machine learning models and self-sovereign systems will prove to be a pivotal contribution in psychological reasoning for the development of general artificial intelligence. These are forward projections and are not guaranteed.

Why did you choose this idea? ⌄

Volatility and traumatic life events are at the center of mental health issues, yet we're drowning in apps that offer reactionary measures at a premium, with limited support that lacks the time horizon or practicality to give young people the transferable life skills and social mobility they need, especially for the digitally invisible.

How far along are you? What's your biggest obstacle? ⌄

Stage: MVP ready to launch end of 2020
Traction: Pre-rev with strong market-mindset-solution fit
Challenge: Lacking strong investment partners and quick capital to boost development and speed-to-market

Who competes with you? What do you understand that they don't? ⌄

1 / https://jour.com - Their advantage: Speed to market. - How they're disadvantaged: Generic categories as prompts are utilitarian and lack personification and empowerment.

2 / https://asya.ai - Their advantage: Great niche market for couples. - How they're disadvantaged: Overly content-driven and not problem-centric.

3 / https://youatcollege.com/higher-education-wellbeing-products/youatcollege - Their advantage: Access and working partnerships. - How they're disadvantaged: Low engagement and lackluster UX.

How will you make money? ⌄

D2C - Subscription for transitional age young people 13 to 25yr / Monthly recurring

revenue: MRR $15 (per avg. subscription), LTV $360/user.

B2B2C - Tiered contract and subscription for education and health sectors / Annual recurring revenue: ARR $50K - $200K (per avg. contract) from school districts + virtual/distance learning, mental health and wellness institutions, health systems/payers, learning management services and EAP.

*These projections are not guaranteed

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Risks: Compromised speed-to-market, lack of synergistic partners to commercialize to adjacent markets for growth, slow product iterations that prevent a cohesive engagement strategy.